Filed Pursuant to Rule 253(g)(2)

File No. 024-12208

SUPPLEMENT NO. 1 TO OFFERING CIRCULAR DATED DECEMBER 12, 2023

SciMar, Ltd.
119 Main St., S.
Dauphin, Manitoba

Canada R7N 1K4

204-701-2000

This Offering Circular Supplement No. 1 (this “Supplement”) relates to the Offering Circular of SciMar Ltd. (the “Company”) dated December 12, 2023 (the “Offering Circular”), relating to the Company’s offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended (the “Act”) for Tier 2 offerings, pursuant to which the Company is offering up to 12,522,150 shares of Class A Common Voting Stock (including bonus shares) at an offering price of $5.50 per share for gross proceeds of up to $55,000,000 on a “best efforts” basis.

This Supplement should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and may not be delivered without the Offering Circular.

In early January 2024, the Company undertook a comprehensive system testing and system usability testing of the investment process. Working in collaboration with a group of twelve investors, the Company evaluated every facet of the investment process. The outcomes of these evaluations were enlightening, yielding clear and actionable insights. In response, the Company has enhanced its investment portal, transitioned to more automated backend processes, replaced its Escrow provider, and engaged a new transfer agent. In the third week of January, these upgrades were implemented, with the goal of providing a more streamlined and intuitive investment experience.

The purpose of this Supplement is to disclose:

•	Termination of Escrow Agreement. Effective January 19th, 2024, the Company’s escrow agreement with North Capital Private Securities Corporation was terminated by all parties. All subscribed funds will now be processed with support of the issuance platform with subscriber funds processed through Stripe, Inc. (“Stripe”). Stripe will hold the funds in a segregated “holding” account under designation for the Company, but not accessible to the Company until such a time as the funded investment has been accepted. The current broker-dealer, Texture Capital, Inc., will have view access to the account for the purpose of KYC and AML activities. Funds will remain in the segregated “holding” account until the subscription agreement has been cleared and countersigned by the Company. Investors will be required to complete a subscription agreement in order to invest. Investors are entitled to a 48-hour right of rescission before the investor irrevocably subscribes to purchase the shares without refund, unless the Company terminates the Offering, or the Company rejects the subscription.

•	New Transfer Agent. Scimar has selected Vstock Transfer, LLC (“Vstock”) to take over all transfer agent responsibilities replacing KoreTransfer USA LLC as the Company’s transfer agent. Scimar’s transition to Vstock Transfer will be completed before June 2024.

•         Concurrent Efforts to Raise Capital From Outside of the United States. As the Company pursues certain Strategic Investors (as defined and described on page 2 of the Offering Circular), it may negotiate with institutional investors within Canada in addition to other countries outside the United States.

Except as expressly set forth herein, the Company’s offering of Class A Common Voting Stock, as described in the Offering Circular, as amended or otherwise supplemented by the Company’s public reports filed with the Securities and Exchange Commission and available at the Commission’s website, www.sec.gov, which the Company incorporates by reference in the Offering Circular, remains unchanged.

Investing in the Company’s Common Stock involves a high degree of risk. These are speculative securities. You should purchase these securities only if you can afford a complete loss of your investment. (See “Risk Factors” in the Offering Circular for a discussion of certain risks that you should consider in connection with an investment in the Company’s Class A Common Voting Stock.)

THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The date of this Supplement No. 1 to the Offering Circular is January 23, 2024.